UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*
TEEKAY CORPORATION
(Name of Issuer)
Common stock, par value of $0.001 per share
(Title of Class of Securities)
Y8564W103
(CUSIP Number)
Gerardo Fernandez, Paseo Castellana, 53, 28046 Madrid, Spain. 0034917556800 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications) february 6, 2023
(Date of Event which Requires Filing of this Statement)
Appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)




CUSIP No. Y8564W103

13G

Page 2 of 5 Pages
1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION Cobas Asset Management, SGIIC, SA


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
3.

SEC USE ONLY
4.

CITIZENSHIP OR PLACE OF ORGANIZATION
Spain




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER
4,896,104


6.
SHARED VOTING POWER 4,896,104

7.
SOLE DISPOSITIVE POWER00,000

8.
SHARED DISPOSITIVE POWER00,000



9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,896,104
10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)?

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%
12.
TYPE OF REPORTING PERSON (see instructions)




CUSIP No. Y8564W103
13G

Page 3 of 5 Pages


Item 1.
(a)
Name of Issuer
TEEKAY CORPORATION

(b)
Address of Issuers Principal Executive Offices
4TH Floor Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda



Item 2.
(a)
Name of Person Filing
Cobas Asset Management, SGIIC, S.A.
(b)
Address of the Principal Office or, if none, residence
Paseo de la Castellana, 56, 28046 Madrid, Spain.
(c)
Citizenship
Spain
(d)
Title of Class of Securities
Common stock, par value of $0.001 per share

(e)
CUSIP Number
Y8564W103
Item 3.If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
?
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
?
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
?
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
?
Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).
(e)
?
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
?
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)
?
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)
?
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
?
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
?
Group, in accordance with 240.13d-1(b)(1)(ii)(J).
Item 4.Ownership.



(a)

Amount beneficially owned:4,896,104

(b)
Percent of class:4.88%
(c)

Number of shares as to which the person has:(i)
Sole power to vote or to direct the vote4,896,104
(ii)
Shared power to vote or to direct the vote0
(iii)
Sole power to dispose or to direct the disposition of4,896,104

(iv)
Shared power to dispose or to direct the disposition of0




..
Item 5.Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.Identification and Classification of Members of the Group.
Not applicable.
Item 9.Notice of Dissolution of Group.
Not applicable.
Item 10.Certification.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y8564W103

13G

Page 5 of 5 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/10/2023
Date

/s/ FRANCISCO GARCIA PARAMES
Signature

CHIEF EXECUTIVE OFFICER (CEO)
Name/Title